Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

October 7, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Michelle Stasny

Re:          Ford Credit Auto Receivables Two LLC
Registration Statement on Amendment No. 1 to Form S-3

Filed October 7, 2013; File No. 333-189385

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the “Depositor” or the “Registrant”), and in response to the comment communicated to our counsel via telephone on June 25, 2013, we submit the following response, together with Amendment No. 1 to the above referenced Registration Statement on Form S-3 (“Amendment No. 1”), filed on October 7, 2013.

The paragraph below sets forth your comment in italicized text together with the Registrant’s response.  Page references in the Registrant’s responses are references to the page numbers in the printed version of Amendment No. 1, a marked copy of which is being provided to you by email.

Registration Statement on Form S-3

Form of Prospectus

Portfolio Quality, page 18, and Origination, Purchasing and Underwriting, page 16

We note that on page 18 of the base prospectus that you state that “Ford Credit uses its purchasing standards to manage the overall quality of its portfolio of retail installment sale contracts.  More senior personnel regularly review the purchase decisions of credit analysts after a contract has been purchased to ensure the purchase decisions are consistent with Ford Credit’s purchasing standards and to monitor and ensure purchase quality.  In addition, a specific auditing group within Ford Credit performs regular audits to monitor compliance with purchasing standards, company procedures and legal requirements.”

We also note that on page 16 of the prospectus that you state that “Purchasing standards are not strict limits or requirements and may be overridden for a number of compensating reasons determined in the judgment of the credit analyst evaluating the application, including demonstrated ability to pay, strong credit history, prior favorable Ford Credit financing experience with the applicant, good residency and employment stability validated through appropriate investigation and eligibility for marketing programs offered by Ford and Ford Credit.”

Please provide additional disclosure about these standards, including (1) when and how they can be overridden, as they appear to be a benchmark and (2) the disclosure required by Item 1111(a)(8) of Reg AB, or advise why such additional disclosure is not necessary.

The Registrant has reviewed the comment above and does not believe that additional disclosure is necessary because Ford Credit does not have defined underwriting criteria or benchmarks.  The “purchasing standards” referenced in the existing disclosure set forth Ford Credit’s internal policies and procedures that are designed to manage its overall portfolio through the evaluation of relevant factors in Ford Credit’s underwriting process.  Each underwriting decision is based on a judgmental evaluation of a number of different factors that are set forth in Ford Credit’s purchase policies and procedures, which include purchase quality guidelines and risk factor guidelines.  Such guidelines, however, are not strict limits or requirements, and a credit analyst evaluating an application determines whether in their judgment all factors taken together with respect to a particular applicant support approval of the application.  In some instances, more senior personnel may be required to review or approve a credit application that contains certain characteristics or that has a certain combinations of characteristics identified in the guidelines, because the initial credit analyst does not have sufficient approval authority.  However, the requirement for more senior approval reflects the experience level of the credit analyst, rather than an exception to an underwriting benchmark.

For the reasons described above, the Registrant does not believe that any of the contracts constitute “exception loans” that would necessitate additional disclosure pursuant to Item 1111(a)(8) of Regulation AB.  However, if “exception loans” do exist in the future, the Registrant will provide the disclosure required by Item 1111(a)(8) at that time.

Notwithstanding the foregoing, in light of your comments on this disclosure, we have revised the relevant language of the prospectus to better clarify these points.  In addition, please note that we have included in the filing some additional minor modifications to the base prospectus which were included in the most recent takedown by the Registrant from the existing Registration Statement.

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Please call me at (313) 594-9876 if you have any questions about our response letter and revised submission.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:           Joseph P. Topolski, Katten Muchin Rosenman LLP